ATLANTIC RESOURCES INC.

#606 – 610 Granville Street

Vancouver, B.C.

V6A 4C9

December 31, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC

20549

Ladies and Gentlemen:

Re:

Atlantic Resources Inc.

Request to Withdraw Pre-Effective Amendment to

Registration Statement on Form S-1 (File No. 333-149048)

filed on November 5, 2009

(Accession Number 0001273511-09-000216)

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Atlantic Resources Inc. (the "Registrant"), hereby requests the withdrawal of the Pre-Effective Amendment to the Registration Statement to Form S-1 (File No. 333-149048) filed with the Securities and Exchange Commission (the "Commission") on November 5, 2009 ("S-1/A"), bearing Accession Number 0001273511-09-000216.

Such withdrawal is being requested because the POS AM was improperly filed as an amendment to a registration statement on Form S-1 rather than as a post-effective amendment on Form S-1.  The Registrant intends to file a post-effective amendment on Form S-1 as soon as possible to rectify the use of the improper filing form.

The Company respectfully requests that the Commission grant the request to withdraw the improperly filed S-1/A as soon as possible.  If the Commission has any questions or needs any additional information regarding this request, please contact the writer at (604) 568-0059.

Yours truly,

ATLANTIC RESOURCES INC.

Per:

/s/ Raffi Khorchidian

Raffi Khorchidian,

President and CEO